Exhibit 99.1

SuperX Fuels Regional AI Development with Strategic Investment in NVIDIA Solution Provider MicroInference

SINGAPORE, Oct 24, 2025 — SuperX AI Technology Limited (NASDAQ: SUPX) (“the Company” or “SuperX”), a provider of full-stack AI infrastructure solutions, today announced a strategic investment in MicroInference Pte. Ltd. (“MicroInference”), a Singapore-based Solution Provider for Compute and Networking in the NVIDIA Partner Network (NPN). Immediately after the investment, SuperX will have a majority shareholding in MicroInference.

This investment is a key component of SuperX’s long-term strategy to build a high-performance AI ecosystem and strengthen its supply chain for advanced NVIDIA servers and networking equipments, addressing the growing demand for full-stack AI solutions. The strategic investment is designed to accelerate the deployment of AI capabilities and Modular AI Factories across Asia Pacific, providing the scalable computing power necessary for regional innovation to flourish. By acquiring a majority stake in MicroInference, SuperX gains greater access to the specialized technical expertise and solutions within the NVIDIA ecosystem, supporting its long-term growth and mission to build the next generation of intelligent infrastructure.

Acting as a powerful catalyst, the capital injection will enable MicroInference to significantly scale its operations, expand its team of certified NVIDIA experts, and enhance its capacity to architect and deploy complex AI infrastructures. For SuperX, this creates a streamlined channel to access specialized technical training, advanced certifications, and priority support. The collaboration further enhances SuperX’s market position in the region.

This investment reinforces SuperX’s strategy of assembling a global network of best-in-class partners and technologies. This ecosystem is fundamental to delivering its comprehensive vision for AI data centers—from state-of-the-art individual servers to complete, turnkey AI factories that serve as the backbone for national and enterprise AI initiatives.

About MicroInference Pte. Ltd.

MicroInference Pte. Ltd. is a provider of high-performance AI data center solutions and a Solution Provider in the NVIDIA Partner Network (NPN), specializing in Compute, Networking, and NVIDIA AI competencies. MicroInference designs and deploys optimized solutions for complex AI and HPC workloads, helping enterprises accelerate their AI journey.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

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Contact Information

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Investor Relation: ir@superx.sg

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